SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 30, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on September 30, 2024.

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Jorge Pablo Brito	12-31-2024
Vice chairman	Carlos Alberto Giovanelli	12-31-2024
Directors	Nelson Damián Pozzoli	12-31-2024
	Fabián Alejandro de Paul (*)	12-31-2024
	Nicolás Valenzuela (*)	12-31-2024
	Constanza Brito	12-31-2026
	Mario Luis Vicens (*)	12-31-2026
	Sebastián Palla (*)	12-31-2026
	José Alfredo Sánchez	12-31-2026
	Delfín Federico Ezequiel Carballo	12-31-2025
	Marcos Brito	12-31-2025
	Guido Agustín Gallino (*)	12-31-2024 (1)
Alternate Directors	Santiago Horacio Seeber	12-31-2024
	Juan Ignacio Catalano	12-31-2024

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

(1) Corresponds to the expiration the original appointment as Alternate Director. He shall hold office as Regular Director until the next General Shareholders' Meeting, as provided for under section 14 of the Bank's by-laws.

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2024
	Carlos Javier Piazza	12-31-2024
	Vivian Haydeé Stenghele	12-31-2024

Alternate Syndics	Horacio Roberto Della Rocca	12-31-2024
	Francisco Javier Piazza	12-31-2024
	Claudia Inés Siciliano	12-31-2024

INDEPENDENT AUDITORS

Principal	Leonardo Daniel Troyelli	12-31-2024
Alternate	Ignacio Alberto Pío Hecquet	12-31-2024

Partners of Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 30, 2024

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer